

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

December 15, 2015

**By E-Mail**

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **MYR Group Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 on December 9, 2015**
> **Filed by Engine Capital Management, LLC, Engine Capital, L.P., Engine Jet**
>  **Capital, L.P., Engine Airflow Capital, LP, Engine Investments, LLC,**
>  **Engine Investments II, LLC, and Arnaud Ajdler**
> **File No. 001-08325**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Soliciting Materials filed December 9, 2015**

1.  We note your disclosure that you believe the intrinsic value of the company's common stock is between $29 and $33 per share. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.

2.  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

    - that your principals have significant experience investing in the engineering and construction space, including being an active shareholder of Michael Baker Corporation and being part of the team that took Primoris and Hill International public;

    - that private market transaction of specialty contractors have taken place between 6x and 8x EBITDA over the last few years;

    - that the Board's fiduciary duties make it incumbent upon it to initiate a strategic review of all opportunities to unlock shareholder value;

    - that the vast majority of the company's shareholders would support this course of action;

    - that the current M&A environment is robust. In this respect, we note you do not limit your disclosure to the company's industry;

    - that the company has a suboptimal balance sheet;

    - that Primoris, MasTec, Matrix Service Company, Pike Corporation and Isolux Corsan are potential buyers of the company and that there is likely a large number of interested parties;

    - that the acquisition of the company would allow a buyer to add "well north of $100 million of EBITDA post-synergies." In this respect, we note that you made this disclosure without clarifying which, if any, of the potential buyers named would have a profile that would fit your opinion of the availability of $100 million of EBITDA synergies; and,

    - that the company's cost of equity is 12-14%.

3.  While you advocate a sale of the company as one of the two strategic paths, you also disclose that even if the company's sale might not fully value the company given its long-term prospects, a process of price-discovery would also be worthwhile. Please revise your disclosure to explain whether engaging in such a price-discovery process would have any benefits for or detriments to the company.

4.  Please show us supplementally how you arrived at a company stock price of $44 within 3 years and EBITDA higher than $150 million within 3 years, which you disclose are the measures that would justify the company deciding not to sell itself.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
December 15, 2015
Page 3


In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions